Exhibit 99.1

Court File No. 07-CL-7015
ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE	)	THURSDAY, THE 21st
)
JUSTICE CAMPBELL	)	DAY OF JUNE, 2007

IN THE MATTER OF AN APPLICATION under section 192 of the Canada Business Corporations Act, being R.S.C. 1985, c. C-44;

AND AN APPLICATION under Rule 14.05(2) and Rule 14.05(3)(f) of the Rules of Civil Procedure;

AND IN THE MATTER OF a proposed plan of arrangement involving Lorus Therapeutics Inc.

LORUS THERAPEUTICS INC. and 6650309 CANADA INC.

Applicants

APPLICATION UNDER the Canada Business Corporations Act, R.S.C. 1985, c. C-44, C. 192 and Rule 14.05 of the Rules of Civil Procedure.

ORDER

THIS MOTION, made by the Applicants, without notice, for an order amending the interim order dated May 16,2007 (the "Interim Order") was heard this day, at 330 University Avenue, Toronto.

ON READING the Notice of Motion and the Affidavit of Orysia Semotiuk, and on hearing the submissions of counsel for the Applicants:

1.           THIS COURT ORDERS that paragraph 11 of the Interim Order is amended to read as follows:

"11.     THIS COURT ORDERS that the vote required to pass the Arrangement Resolution shall be not less than (i) 66 2/3 per cent of the votes cast at the Securityholders' Meeting in person or by proxy by the Securityholders of record as of the Record Date; and (ii) a simple majority of the votes cast at the Securityholders' Meeting in person or by proxy by holders of common shares ("Shareholders") of record as of the Record Date other than High Tech Beteilingungen GmbH & Co. KG ("High Tech"), any related party of High Tech within the meaning of Rule 61-501 of the Ontario Securities Commission subject to the exceptions set out therein, and any person acting jointly or in concert with High Tech. The Securityholders shall vote as a single class, with each Shareholder being entitled to one vote for each common share held and, with each holder of options, warrants and convertible debentures being entitled to one vote for each common share such holder would have been entitled to receive upon the valid exercise or conversion of his, her or its options, warrants or convertible debenture, as applicable. Such vote shall be sufficient to authorize and direct Lorus to do all such acts and things as may be necessary and desirable to give effect to the Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Securityholders, subject only to the final approval of the Arrangement by this Honourable Court."

2.            THIS COURT ORDERS that paragraph 15 of the Interim Order is amended to read as follows:

"15.     THIS COURT ORDERS that registered Shareholders who duly exercise their Arrangement Dissent Rights and who:

(a)           are ultimately entitled to be paid fair value for their shares will be deemed to have their shares cancelled immediately prior to the effective date of the Arrangement (the "Effective Date") in consideration for the fair value paid to them by Lorus and will not be entitled to any other payment or consideration including any payment that would be payable under the Arrangement had such Dissenting Shareholders not exercised their Arrangement Dissent Rights; or

(b)           are ultimately not entitled, for any reason, to be paid fair value for their shares,

will be deemed to have participated in the Arrangement on the same basis as a non-dissenting Shareholder in accordance with the Arrangement."

3.            THIS COURT ORDERS that paragraph 17 of the Interim Order is amended to read as  follows:

"17.     THIS COURT ORDERS that notice to Shareholders of the right to dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of this Interim Order, the fair value of Lorus' shares shall be good and sufficiently given by including information with respect thereto in the Circular to be sent to the Securityholders in accordance with paragraph 6 above."

IN THE MATTER OF a proposed plan of arrangement involving Lorus Therapeutics Inc.
LORUS THERAPEUTICS INC. et al. Applicants	Court File No. 07-CL-7015
ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST Proceeding Commenced at Toronto
ORDER
McCarthy Tetrault LLP Box 48, Suite 4700 Toronto Dominion Bank Tower Toronto, Ontario M5K 1E6 Geoff R. Hall LSUC# 347010 Tel. 416 601-7856 Fax: 416 868-0673 Solicitors for the Applicants #4178118 v. 2